83 Clemenceau Avenue #12-03 UE Square Singapore 239920	VIA EDGAR

November 7, 2019

U.S. Securities and Exchange Commission

Office of Healthcare and Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Paul Fischer

Re:	ASLAN Pharmaceuticals Limited

Registration Statement on Form F-3

File No. 333-234405

Acceleration Request

Requested Date:	Friday, November 8, 2019
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on November 8, 2019, at 4:00 P.M. Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Robert Phillips and Carlos Ramirez of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Robert Phillips of Cooley LLP at (415) 693-2020, or in his absence, Carlos Ramirez at (858) 550-6157. Thank you for your assistance with this matter.

Sincerely, ASLAN Pharmaceuticals Limited

By:	/s/ Carl Firth
Carl Firth, Ph.D.
Chief Executive Officer

cc:	Kiran Asarpota, ASLAN Pharmaceuticals Limited Robert W. Phillips, Cooley LLP Kristin VanderPas, Cooley LLP Carlos Ramirez, Cooley LLP